UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                             -----------------------

                           FAMILY BARGAIN CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    306889403
                                 (CUSIP Number)
                             -----------------------

                              ROBERT M. HIRSH, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JULY 10, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 38 Pages

                                  SCHEDULE 13D

CUSIP NO.  306889403


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Quilvest American Equity, Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

                                7         SOLE VOTING POWER

           NUMBER OF                      3,122,146
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          3,122,146

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,122,146

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.9%

14        TYPE OF REPORTING PERSON

          CO

                               Page 2 of 38 Pages

CUSIP NO.  306889403


ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of Family Bargain Corporation, a Delaware corporation (the "Company"), to which this Schedule 13D (this "Statement") relates is the Company's common stock, par value $.01 per share (the "Common Stock"). The address of the principal executive offices of the Company is 4000 Ruffin Road, San Diego, California 92123.


ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This Statement is filed by Quilvest American Equity, Ltd., a British Virgin Islands international business company ("QAE"). The principal business of QAE is the investment and reinvestment of its resources, directly or through affiliates, in the securities of enterprises in various parts of the world, including the United States.

                  QAE is a wholly owned subsidiary of Quilvest Overseas, Ltd., a British Virgin Islands international business company ("Quilvest Overseas"). The principal business of Quilvest Overseas is the investment of its resources in marketable securities and commodities and, through affiliates such as QAE, in securities of other enterprises in various parts of the world.

                  Quilvest Overseas is a subsidiary of Quilvest S.A., a Luxembourg holding company whose shares, which are issued in bearer form, are listed and traded on the Paris and Luxembourg Stock Exchanges. Quilvest's principal business is serving as an investment holding company.

                  The names of the directors and executive officers of QAE, Quilvest Overseas and Quilvest are set forth on Schedules 1, 2 and 3 hereto, respectively, which are incorporated herein by reference. No person controls or shares in the control of Quilvest who is not a member of its board of directors.

                  (b) The address of the principal office of QAE and Quilvest Overseas is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The principal business address of Quilvest is 84, Grand-Rue, L-1660 Luxembourg. The business address of each of the other persons named in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto, which are incorporated herein by reference.

                  (c) The present principal occupation of each individual set forth in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto, which are incorporated herein by reference.

                  (d) Neither QAE nor, to the best of its knowledge, Quilvest Overseas, Quilvest or any of the directors or executive officers of QAE, Quilvest

                               Page 3 of 38 Pages

CUSIP NO.  306889403


Overseas or Quilvest has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither QAE nor, to the best of its knowledge, Quilvest Overseas, Quilvest or any of the directors or executive officers of QAE, Quilvest Overseas or Quilvest has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The citizenship of each individual set forth in Item 2(a) is set forth on Schedules 1, 2 and 3 hereto.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR
                  OTHER CONSIDERATION.

                  Quilvest Finance Ltd. ("Quilvest Finance"), an affiliate of QAE, transferred (a) 155,544 shares of Common Stock for $3.32 per share and (b) 4,484 shares of Series B Junior Convertible, Exchangeable Preferred Stock ("Series B Preferred") at its then current value of $1000.06 per share to QAE on July 10, 1997.

                  During the period beginning August 27, 1997 and ending December 1, 1997, QAE purchased through open market purchases an aggregate of 70,000 shares of Common Stock for an aggregate purchase price of $88,026.06 as follows:

                               Number
    Date of                   of Shares               Aggregate
   Purchase                   Purchased                  Cost
   --------                   ---------               ----------
August 27, 1997                 8,100                 $10,321.81
September 5, 1997               1,000                   1,391.88
September 17, 1997                500                     739.07
September 18, 1997              1,000                   1,318.12
September 22, 1997              2,000                   2,626.25
September 30, 1997              1,500                   1,997.19
October 2, 1997                 2,200                   2,877.88
October 10, 1997               15,000                  19,071.88
October 13, 1997                1,000                   1,368.13
October 15, 1997                  200                     361.63
October 16, 1997                  700                     990.69
October 17, 1997                5,500                   7,029.68
October 28, 1997                1,000                   1,391.88
October 30, 1997                4,700                   6,023.18


                               Page 4 of 38 Pages

CUSIP NO.  306889403



                               Number
    Date of                   of Shares               Aggregate
   Purchase                   Purchased                  Cost
   --------                   ---------               ----------
October 31, 1997                4,500                   5,771.57
November 4, 1997                1,100                   1,493.94
November 11, 1997               1,000                   1,242.32
November 12, 1997              11,500                  13,186.60
November 13, 1997               3,500                   4,073.10
November 14, 1997               1,000                   1,242.32
December 1, 1997                3,000                   3,506.94
                              ---------               ----------
                               70,000                 $88,026.06
                              =========               ==========

                  During the period beginning September 23, 1997 and ending November 24, 1997, QAE purchased through open market purchases an aggregate of 210,000 shares of Series A 9 1/2% Cumulative Convertible Preferred Stock ("Series A Preferred") for an aggregate purchase price of $1,491,823.90 as follows:


                               Number
    Date of                   of Shares               Aggregate
   Purchase                   Purchased                  Cost
   --------                   ---------               ----------
September 23, 1997                500                  $3,680.97
September 23, 1997              1,000                   7,263.11
September 29, 1997                150                   1,166.82
October 3, 1997                48,350                 354,800.00
October 6, 1997                 9,400                  69,018.98
October 7, 1997                14,000                 102,769.75
October 8, 1997                10,000                  73,421.25
October 10, 1997                3,100                  22,795.09
October 16, 1997                1,000                   7,407.12
October 17, 1997               12,500                  91,764.07
October 27, 1997               20,000                 141,760.00
October 28, 1997               17,500                 124,046.25
October 29, 1997                2,500                  17,763.75
October 30, 1997                  200                   1,468.78
November 3, 1997               20,900                 142,877.98
November 4, 1997                8,900                  60,871.48
November 5, 1997               10,000                  68,388.75
November 6, 1997                1,000                   6,903.88
November 7, 1997                2,000                  13,717.75
November 10, 1997               7,000                  47,887.13
November 12, 1997               3,000                  19,796.75
November 13, 1997               1,000                   6,652.25


                               Page 5 of 38 Pages

CUSIP NO.  306889403


                               Number
    Date of                   of Shares               Aggregate
   Purchase                   Purchased                  Cost
   --------                   ---------               ---------
November 14, 1997               1,100                  7,306.47
November 17, 1997               1,000                  6,652.25
November 19, 1997               3,500                 23,087.87
November 21, 1997               6,000                 39,543.50
November 24, 1997               4,400                 29,011.90
                              -------             -------------
                              210,000             $1,491,823.90
                              =======             =============

                  QAE obtained the funds for the purchase of such Common Stock and Series A Preferred entirely from its own resources.


ITEM 4.           PURPOSE OF TRANSACTION.

                  QAE consummated the transactions described herein in order to acquire an interest in the Company and for investment purposes.

                  QAE intends to review continuously its position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to general economic and business conditions, QAE may retain or from time to time increase, or dispose of all or a portion of, its holdings, subject to any applicable legal or other restrictions on its ability to do so.

                  In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

                  Except as described above, QAE has no plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                               Page 6 of 38 Pages

CUSIP NO.  306889403

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered National Securities Association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Exchange Act"); or

                  (j) Any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) QAE may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,122,146 shares of Common Stock (including 2,359,002 shares of Common Stock issuable upon conversion of the 4,484 shares of the Series B Preferred held by QAE and 537,600 shares of Common Stock issuable upon conversion of the 210,000 shares of the Series A Preferred held by QAE), which constitutes approximately 39.9% of the 7,826,424 shares of Common Stock deemed outstanding with respect to QAE pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

                  (b) QAE has the sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Common Stock held by QAE.

                  (c) Except as set forth herein or in Exhibits filed herewith, neither QAE nor, to the best knowledge of QAE, any of the persons listed in Item 2(a) has effected any transaction in the Common Stock of the Company within the past 60 days.

                  (d) Except as set forth in this Item 5, to the best knowledge of QAE, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of its control, through an intermediate holding company, of QAE, the board of directors of Quilvest may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the Common Stock owned by QAE.

                               Page 7 of 38 Pages

CUSIP NO.  306889403

                  (e)      Not applicable.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                  OF THE ISSUER.

                  In connection with a Securities Purchase Agreement, dated December 30, 1996, by and among the Company and the Persons (as defined therein) set forth on Schedule 2.2 thereof (the "Purchasers"), including Quilvest Finance, the Company and the Purchasers entered into a Registration Rights Agreement, dated as of January 10, 1997 (the "Registration Rights Agreement"). The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as
Exhibit 2. Pursuant to the Registration Rights Agreement, QAE, as a transferee to which shares of Common Stock were transferred, and the other Purchasers holding at least 25% of the Registrable Securities (as defined therein) have the right, subject to certain limitations set forth in the Registration Rights Agreement, to request the Company at any time to register under the Securities Act of 1933, as amended (the "Securities Act"), at the Company's expense, all or part of the shares of Common Stock owned by such Purchasers, QAE and their respective transferees (a "Demand Registration"). The Company agreed to pay such expenses in connection with three Demand Registrations; provided that such Demand Registrations may be limited if the certain conditions set forth in
Section 3(f) of the Registration Rights Agreement are satisfied. The Purchasers and QAE also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1         Power of Attorney
Exhibit 2         Registration Rights Agreement


                               Page 8 of 38 Pages

CUSIP NO.  306889403


                                    SIGNATURE

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 1998

                                            QUILVEST AMERICAN EQUITY, LTD.


                                            By: /s/ J. William Uhrig
                                            ------------------------
                                            Name:  J. William Uhrig
                                            Title: Attorney-in-Fact


                               Page 9 of 38 Pages

CUSIP NO.  306889403

                                                                      Schedule 1

                         QUILVEST AMERICAN EQUITY, LTD.




                                                                   Principal Occupation or
                                                                   Employment and the Name,
                                                                   Principal Business and
                                                                   Address of Organization in
                                         Residence or              which such Employment is
      Name                             Business Address            Conducted (if any)                   Citizenship
      ----                             ----------------            --------------------------           -----------
Christian Baillet                  243, Blvd. St. Germain              Company Director                    French
Director; President                F-75007 Paris, France
Walter Knecht                      Regensdorferstrasse 144             Company Director                    Swiss
Director; Secretary                CH-8049, Zurich
                                   Switzerland
Kurt Sonderegger                   Birkenstrasse 18                    Company Director                    Swiss
Director                           CH-8302, Kloten
                                   Switzerland
Richard Diserens                   Segantinistrasse 51                 Company Director                    Swiss
                                   CH-8049, Zurich
                                   Switzerland



                               Page 10 of 38 Pages

CUSIP NO.  306889403

                                                                      Schedule 2


                             QUILVEST OVERSEAS, LTD.


                                                                   Principal Occupation or
                                                                   Employment and the Name,
                                                                   Principal Business and
                                                                   Address of Organization in
                                         Residence or              which such Employment is
      Name                             Business Address            Conducted (if any)                   Citizenship
      ----                             ----------------            --------------------------           -----------
Julio E. Nunez                     69 Chester Square                   Company Director                  Argentine
Director; President                London SWI, England
Christian Baillet                  243, Blvd. St. Germain              Company Director                  French
Director; Treasurer                F-75007 Paris, France
Walter Knecht                      Regensdorferstrasse 144             Company Director                  Swiss
Director                           CH-8049, Zurich
                                   Switzerland
Kurt Sonderegger                   Birkenstrasse 18                    Company Director                  Swiss
Director                           CH-8302, Kloten
                                   Switzerland
Carlo Hoffman                      84, Grand-Rue                       Secretary-General                 Luxembourg
Secretary General &                L-1660 Luxembourg
Authorized Signatory
Richard Diserens                   Segantinistrasse 51                 Company Director                  Swiss
                                   CH-8409, Zurich
                                   Switzerland




                                  Page 11 of 38 Pages

CUSIP NO.  306889403

                                                                      Schedule 3


                                  QUILVEST S.A.


                                                                   Principal Occupation or
                                                                   Employment and the Name,
                                                                   Principal Business and
                                                                   Address of Organization in
                                         Residence or              which such Employment is
      Name                             Business Address            Conducted (if any)                   Citizenship
      ----                             ----------------            --------------------------           -----------
Louis James de Viel Castel         25 bis rue de Constantine           Company Director                  French
Chairman of the Board              F-75007 Paris, France

Christian Baillet                  243, Blvd. St. Germain              Company Director                  French
Director; CEO                      F-75007 Paris, France
Peter Bemberg                      31, Rue De Bellechasse              Company Director                  French
Director                           F-75007 Paris, France
Charles de Montalembert            82 Blvd. Arago                      Company Director                  French
Director                           F-75013 Paris, France
Alvaro Sainz de Vicuna             Calle Dr Fleming 3                  Company Director                  Spanish
Director                           8th Floor
                                   Madrid 98036, Spain
Andre Elvinger                     15 Cote d'Eich                      Attorney-at-Law                   Luxembourg
Director                           1450 Luxembourg                     Luxembourg
                                   Gd. Duchy of Luxembourg



                               Page 12 of 38 Pages

CUSIP NO.  306889403


                                                                   Principal Occupation or
                                                                   Employment and the Name,
                                                                   Principal Business and
                                                                   Address of Organization in
                                         Residence or              which such Employment is
      Name                             Business Address            Conducted (if any)                   Citizenship
      ----                             ----------------            --------------------------           -----------
Paul de Ganay                      57, Rue St. Dominique               Company Director                  French
Director                           F-75007 Paris, France
Hans Jorg Furrer                   Bleicherweg 33                      Company Director                  Swiss
Director                           CH-8002, Zurich
                                   Switzerland
Norberto Morita                    TTE Genl Ricchieri 1221             Company Director                  Argentine
Director                           Hurlingham, Buenos Aires
                                   Argentina
International Advisory             Craigmuir Chambers                  Company Director                  British Virgin
Services (IAS)                     Road Town, Tortola                                                    Islands
                                   British Virgin Islands
Carlo Hoffman                      84, Grand-Rue                       Secretary-General                 Luxembourg
Secretary General                  L-1660 Luxembourg

                               Page 13 of 38 Pages

CUSIP NO.  306889403

                                  EXHIBIT INDEX


                                                               Page on which
Number         Document                                       Exhibit Appears
------         --------                                       ---------------
1              Power of Attorney                                    15
2              Registration Rights Agreement                        17


                               Page 14 of 38 Pages